UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                          Amendment #1

           Under the Securities Exchange Act of 1934


                          Caneum, Inc.
                        (Name of Issuer)

                 Common Stock, par value $.001
                 (Title of Class of Securities)


                          137515 10 2
                         (CUSIP Number)


                        Gary D. Allhusen
                         424 7th Street
                  Huntington Beach, CA   92648
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         July 29, 2008
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of paragraphs
240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No. 137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Gary D. Allhusen

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)  (a) _____
                    (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         34,576
     8.   Shared Voting Power       -0-
     9.   Sole Dispositive Power    34,576
     10.  Shared Dispositive Power  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     34,576

12.  Check if the Aggregate Amount in Row 11. Excludes Certain
     Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     0.3%(1)

14.  Type of Reporting Person (See Instructions)

     IN

     (1)  Based on 10,866,866 shares of common stock, par value
          $.001, outstanding on August 14, 2008, as reported by the Issuer on its Form 10-Q for the period ended
          June 30, 2008.

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Item 1.   Security and Issuer

     Common Stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA   92663

Item 2.   Identity and Background

     (a)  Gary D. Allhusen
     (b)  424 7th Street
          Huntington Beach, CA   92648
     (c)  Management Consultant, SBA, Inc.
          424  7th Street
          Huntington Beach, CA  92648
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Allhusen owns 34,576 shares that were part of an annual bonus pursuant to his employment agreement with the Issuer.
Mr. Allhusen was granted 1,000,000 options for performance as Executive Vice President and Chief Operating officer, which all lapsed effective July 29, 2008, after his resignation as an officer of the Issuer.

Item 4.   Purpose of Transaction

     The securities were acquired as compensation for services performed on behalf of the Issuer. The reporting person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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     (g)  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  34,576 shares             0.3%
     (b)  Sole Voting Power         34,576
          Shared Voting Power       -0-
          Sole Dispositive Power    34,576
          Shared Dispositive Power  -0-
     (c) Effective July 29, 2008, Mr. Allhusen's 1,000,000 options lapsed and are no longer considered outstanding.
     (d)  Not Applicable
     (e) Mr. Allhusen ceased to be a beneficial owner of more than five percent of the common stock of the Issuer on July 29, 2008, when his outstanding options lapsed after his resignation.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 25, 2008

/s/ Gary D. Allhusen
Gary D. Allhusen


   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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